UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 11)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252101

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16252101

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS(1)
		8	Shared Voting Power 137,982,130 LIMITED PARTNERSHIP UNITS(1)
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS(1)
		10	Shared Dispositive Power 137,982,130 LIMITED PARTNERSHIP UNITS(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 137,982,130 LIMITED PARTNERSHIP UNITS(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.2%(2) OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
CO

(1) This amount includes 73,395 limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P. and 176,250 Units owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”). This amount also includes 100,262,992 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, 15,562,000 RPUs owned by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield, 6,128,000 RPUs owned by BIP REU Holdings (2019) L.P., a wholly-owned subsidiary of Brookfield, and 7,104,300 RPUs owned by Brookfield Investments Corporation, a wholly-owned subsidiary of Brookfield. This amount further includes 1,000,000 class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Infrastructure Corporation (“BIPC”) owned by Brookfield and 7,675,193 exchangeable shares owned by BIPC Holding LP, a wholly-owned subsidiary of Brookfield.

Each exchangeable share is exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). Each RPU is currently exchangeable for one Unit under certain circumstances.

(2) As of November 17, 2021, there were approximately 305,190,145 Units outstanding.

SCHEDULE 13D

CUSIP No. G16252101

1	Names of Reporting Persons BAM PARTNERS TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
		8	Shared Voting Power 137,982,130 LIMITED PARTNERSHIP UNITS(1)
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
		10	Shared Dispositive Power 137,982,130 LIMITED PARTNERSHIP UNITS(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 137,982,130 LIMITED PARTNERSHIP UNITS(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.2%(2) OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
OO

(1) This amount includes the Units, RPUs and exchangeable shares beneficially owned by Brookfield.

(2) As of November 17, 2021, there were approximately 305,190,145 Units outstanding.

SCHEDULE 13D

CUSIP No. G16252101

Explanatory Note

This Amendment No. 11 (this “Amendment No. 11”) to Schedule 13D is being filed to reflect, among other things, (i) the removal of Partners Limited (“Partners”) and Partners Value Investments L.P. (“Value Investments”) as Reporting Persons (as defined in the original Schedule 13D), (ii) the addition of BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), as a Reporting Person and (iii) the closing on November 17, 2021 of the previously announced equity offering of limited partnership units of the Brookfield Infrastructure Partners L.P., which included a concurrent private placement (the “Private Placement”) to Brookfield Investments Corporation (“BIC”), a subsidiary of Brookfield Asset Management Inc. (“Brookfield”), of 7,104,300 redemption-exchange units (“RPUs”) of Brookfield Infrastructure L.P. (“Holding LP”), which are exchangeable for limited partnership units of the Partnership (the “Units”) under certain circumstances.

Information and defined terms reported in the original Schedule 13D, as amended through Amendment No. 10 thereto (the “Schedule 13D”), remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 11.

Item 2. Identity and Background

The BAM Partnership shall be deemed a “Reporting Person” and each of Partners and Value Investments shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 11.

Item 2(a) of the original Schedule 13D is hereby amended to remove reference to Partners and Value Investments, including subsections (ii) and (iii), and supplemented to add new section (ii) as follows:

(ii) BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

Item 2(b)-(c), (f) of the original Schedule 13D is hereby amended to remove references to Partners and Value Investments, including the schedules of directors and officers thereof, and supplemented as follows:

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedule I to this Amendment No. 11 sets forth a list of updated names of directors and executive officers of Brookfield (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.

Schedule II to this Amendment No. 11 sets forth a list of all of the directors and officers (to be included as “Scheduled Persons” for purposes of this Schedule 13D) of BAM Partners, as trustee of the BAM Partnership, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners and Value Investments, and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In connection with the Private Placement, BIC and Holding LP entered into a subscription agreement, dated as of November 17, 2021 (the “Subscription Agreement”), which provided for the purchase by BIC of 7,104,300 RPUs at $56.304 per unit using working capital and deliverable at closing on or about November 17, 2021.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated herein by reference as Exhibit 13.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 11 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are hereby amended as follows:

(a)-(b) The information provided in the cover pages of this Amendment No. 11 is hereby incorporated by reference. Assuming that all of the RPUs of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism and all exchangeable shares of BIPC held by the Reporting Persons were exchanged for Units, as of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 137,982,130 Units, and such Units would constitute approximately 31.2% of the issued and outstanding Units based on the number of Units outstanding as of November 17, 2021. Brookfield holds hold the Units, RPUs and exchangeable shares, as applicable, directly or in one or more wholly-owned subsidiaries.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 11 is hereby incorporated by reference.

As of November 17, 2021, Brookfield may deliver up to 64,686,098 Units to satisfy exchanges of exchangeable shares in accordance with the terms of the Rights Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11. Joint Filing Agreement, dated November 22, 2021

Exhibit 13. Subscription Agreement dated November 17, 2021 by and between Brookfield Investments Corporation and Brookfield Infrastructure L.P.

SCHEDULE 13D

CUSIP No. G16252101

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Nicholas H. Goodman, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chair of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chair, GLP IM Holdings Limited	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey. Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada